                      FILED BY COEUR D'ALENE MINES CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934.

                      SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

Coeur d'Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d'Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

                                                                    (COEUR LOGO)

PRESS RELEASE

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                   COEUR TO LAUNCH TENDER OFFER TO ACQUIRE
                   ALL OUTSTANDING SHARES OF WHEATON RIVER

      CONTINUES TO RECOMMEND ALL WHEATON RIVER SHAREHOLDERS VOTE AGAINST
               PROPOSED IAMGOLD TRANSACTION ON GREEN PROXY CARD

              RETAINS JP MORGAN AS ADDITIONAL FINANCIAL ADVISOR

      Coeur d'Alene, Idaho, June 23, 2004 - Coeur d'Alene Mines Corporation (NYSE:CDE) today announced that it intends to commence a tender offer to acquire all of the outstanding shares of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT) for the same consideration as Coeur's merger proposal announced on June 21, 2004. Coeur's Board of Directors has unanimously authorized the tender offer.

      Coeur also announced that it has retained JP Morgan to join CIBC World Markets Inc. as co-financial advisors in connection with Coeur's offer.

      Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur, said, "It is time to make the combination of Coeur and Wheaton River a reality. We have repeatedly tried to negotiate with Wheaton River's Board and recently sent two letters to the Special Committee of independent directors of Wheaton River which have gone unanswered. We continue to believe our offer is superior to the proposed IAMGold plan of arrangement and we have been making our case to Wheaton River shareholders. By voting AGAINST the IAMGold plan of arrangement today and then tendering their shares, Wheaton River shareholders can determine for themselves the future of their company. The question of which company, Coeur or IAMGold, offers more value to Wheaton River will now be decided by the shareholders - the true owners of Wheaton River.

      "We strongly recommend that Wheaton River shareholders VOTE AGAINST the proposed IAMGold transaction on the GREEN proxy card. Shareholders should send a strong message that their Board can't ignore - that shareholders want to bring Coeur and Wheaton River together to create a global leader in the precious metals industry. Our combination will create the fourth largest North American precious metals company, enhance Coeur's position as the world's largest primary silver producer, and create a top 10 global gold producer with among the lowest cash costs and one of the highest growth rates in the industry. Wheaton River shareholders will have the unique opportunity to participate in the upside of a combined Coeur-Wheaton River by owning approximately 60% of the combined company (based on Wheaton River's current outstanding shares)," said Mr. Wheeler.

COEUR'S OFFER

      Pursuant to the offer, Coeur, through a wholly owned subsidiary, intends to offer to purchase or exchange all outstanding Wheaton common shares for cash or stock.

      Under the terms of Coeur's offer, Wheaton River shareholders will be able to elect to receive either:

      (i) C$5.00 per Wheaton River common share in cash, subject to the maximum cash consideration discussed below; or

      (ii) 0.731 shares of Coeur common stock or 0.731 exchangeable shares of a Canadian subsidiary of Coeur, for each Wheaton River common share tendered.

      All Cash Option. The maximum aggregate amount of cash that Coeur will pay to Wheaton River shareholders under Coeur's tender offer is C$570 million (assuming that all outstanding shares are tendered to the offer). Therefore, elections to receive cash will be subject to proration if Wheaton River shareholders request in the aggregate to receive more than C$570 million, as adjusted based on the percentage of Wheaton River common shares tendered pursuant to the offer. Based on the number of issued and outstanding Wheaton River common shares on May 27, 2004, if all Wheaton River shareholders elect to receive all cash for their Wheaton River common shares, shareholders will receive C$1.00 per Wheaton River common share in cash and 0.577 shares of Coeur common stock or 0.577 exchangeable shares of a Canadian subsidiary of Coeur. If less than all Wheaton River shareholders elect the all cash option, Wheaton River shareholders will receive up to C$5.00 per Wheaton River common share in cash (subject to proration based on the maximum aggregate cash consideration of C$570 million).

      All Share Option. Canadian Wheaton River shareholders who elect to receive stock will receive 0.731 exchangeable shares of a Canadian subsidiary of Coeur for each Wheaton River common share tendered, while non-Canadian Wheaton River shareholders will receive 0.731 shares of Coeur common stock for each Wheaton River common share tendered. Each exchangeable share will be exchangeable at the option of the holder into Coeur common stock on a one-for-one basis.

      The following table sets forth possible results of the consideration options:

                         MIXTURE OF CONSIDERATION BASED ON SHAREHOLDER ELECTION
                         ------------------------------------------------------
  FORM OF CONSIDERATION      ALL SHARES OPTION             ALL CASH OPTION
  ---------------------      -----------------             ---------------
Cash                     -                            C$1.00 per Wheaton River
                                                      share (1)

Coeur Shares/            0.731 Coeur common shares    0.577 Coeur common shares
Exchangeable Shares      or exchangeable shares       or exchangeable shares (1)

Total Consideration      C$4.01 per Wheaton River     C$4.17 per Wheaton River
                         common share (2)             common share (1) (2)

      (1) Based on the number of issued and outstanding Wheaton River common shares on May 27, 2004 and assuming that all shareholders select the all cash option.

      (2) Based on the value of Coeur common stock on June 22, 2004 and an exchange rate on that date of C$1.3578 for each US$1.00.

      Coeur currently contemplates that the transaction will include a new parent holding company to be formed by Coeur. All of the existing shares of Coeur will be converted into a like number of shares of this new holding company. Because this new holding company will replace Coeur as the ultimate parent entity and will have publicly traded stock, this new holding company will issue the shares of common stock under the offer. Accordingly, the description of the issuance of Coeur common stock under the offer refers to the issuance of a like number of shares of this new Coeur holding company.

      In addition, under Coeur's offer, it is currently contemplated that warrant and option holders of Wheaton River will be entitled to receive an equivalent value of Coeur warrants and options based on the exchange ratio.

CONDITIONS OF COEUR'S OFFER

      The offer will be conditional upon, among other things: (i) the tendering of at least 66 2/3% of the issued and outstanding Wheaton River common shares (on a fully diluted basis); (ii) lawful termination of the amended and restated Wheaton River-IAMGold arrangement agreement dated April 23, 2004; (iii) the approval by Coeur shareholders of certain terms of the transaction, including an amendment to Coeur's certificate of incorporation to increase Coeur's authorized capital, the holding company structure and the issuance of shares of Coeur common stock in the transactions; (iv) receipt of all necessary regulatory approvals; (v) the absence of any Wheaton River material adverse change; as well as other customary conditions. Coeur intends to solicit the requisite shareholder approval as soon as practicable after the Special Meeting.

      Based on closing share prices and US$/C$ exchange rates on June 22, 2004, Coeur's offer provides Wheaton River shareholders a total value of approximately C$4.17 for each Wheaton River common share, of which at least C$1.00 per share (24%) is cash. Coeur's offer represents:

      - An increase of approximately 11% over Coeur's initial proposal that was announced on May 27, 2004.

      - A premium of 26% (C$1.04 per share) to Wheaton River's closing share price on May 27, 2004 and a premium of 5% (or C$0.20 per share) to Wheaton River's closing price on June 22, 2004.

      - An opportunity for Wheaton River shareholders to receive 24% of the consideration in cash (based on Coeur's closing share price on June 22, 2004) for their Wheaton River common shares even if all Wheaton River shareholders choose to receive cash.

      In contrast, the IAMGold plan of arrangement offers Wheaton River shareholders no cash whatsoever, less growth, significantly less trading liquidity, no operating synergies and no management operational expertise.

      A detailed description of the Coeur offer will be included in a preliminary prospectus to be filed with the Securities and Exchange Commission. The time period for the offer will be set forth in the definitive offer which Coeur intends to mail to Wheaton River shareholders. CIBC World Markets Inc. and JP Morgan are serving as dealer managers for the offer. Wheaton River shareholders can get more information about the offer by contacting MacKenzie Partners, Inc., which is serving as information agent.

      As previously announced on June 21, 2004, Coeur commenced mailing of an Information Circular to shareholders of Wheaton River recommending that all shareholders VOTE AGAINST the proposed IAMGold plan of arrangement on the GREEN proxy card at Wheaton River's reconvened Special Meeting of Shareholders scheduled for July 6, 2004. The early cutoff for voting your proxy is 11:00 am (Toronto time) on July 2, 2004. Due to the holiday on July 1, 2004, beneficial shareholders in Canada should fax or deliver their GREEN proxy card via overnight express to their intermediary by NOON on June 30, 2004. Beneficial shareholders in the United States should vote by telephone / internet or deliver their GREEN proxy card via overnight express to their intermediary by NOON on July 1, 2004. If shareholders have any questions about how to revoke or change their vote, please call MacKenzie Partners, Inc. at 1-800-322-2885 (toll-free) or 212-929-5500 (call collect).

      Coeur d'Alene Mines Corporation is the world's largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

CAUTIONARY STATEMENT

This document contains numerous forward-looking statements relating to the Company's silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company's stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company's ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company's filings from time to time with the SEC, including, without limitation, the Company's reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d'Alene Mines Corporation or Wheaton River Minerals Ltd. YOU ARE URGED TO READ ALL TENDER OFFER MATERIALS AND ANY RELATED PROXY STATEMENT/PROSPECTUS IF AND WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC's website, www.sec.gov. In addition, you may obtain tender offer materials and any related proxy statement/prospectus (as they become available) and the other documents filed by Coeur with the SEC by requesting them in writing from,

400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814,
Attn: Investor Relations, tel: (208) 667-3511.

                                      # # #

Contacts:   James A. Sabala
            Chief Financial Officer
            208-769-8152

            Mitchell J. Krebs
            Vice President Of Corporate Development
            773-255-9808

            Joele Frank / Judith Wilkinson
            Joele Frank, Wilkinson Brimmer Katcher
            212-355-4449

            Dan Burch / Steve Balet
            MacKenzie Partners, Inc.
            212-929-5500